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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                 International Alliance Services, Inc. ("IASI")
                 ----------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   458875 10 1
                                   -----------
                                 (CUSIP Number)

Original to:                      With copies to:
Joseph E. LoConti                 Michael A. Ellis, Esq.
Alliance Holding Corporation      Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
10055 Sweet Valley Drive          1301 East Ninth Street, Suite 2600
Valley View, Ohio   44125         Cleveland, Ohio 44114-1824
(216) 447-9000                    (216) 696-3311


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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 31, 1997
                                ----------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                  SCHEDULE 13D

        CUSIP No.  458875  10  1                          Page  2  of  4  Pages
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          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Joseph E. LoConti
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          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                                         (b)[ ]
                       Not Applicable
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          3            SEC USE ONLY

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          4            SOURCE OF FUNDS*

                       OO
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          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(D) or 2(E)                    [ x ]

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          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
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      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 17,510,500
      OWNED BY            -----------------------------------------------------
        EACH               8     SHARED VOTING POWER
      REPORTING
     PERSON WITH                 7,196,000
                          -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 17,510,500
                          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
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         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       24,706,500
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         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                      [  ]

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         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       64.5%
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         14            TYPE OF REPORTING PERSON*

                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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ITEM 5.           Interest in Securities of the Issuer
-------           ------------------------------------

         As of January 31, 1997, Alliance beneficially owned a total of 24,701,000 shares of IASI Common Stock constituting approximately 64.5% of the 38,266,762 shares of Common Stock deemed outstanding as of January 31, 1997 (34,151,752 issued and outstanding, plus the 4,115,000 shares of RESI Common Stock issuable upon exercise of warrants held of record by Alliance). The beneficially owned shares are held as follows:

         Outstanding shares owned by Alliance                13,390,000

         Currently exercisable Warrants held by Alliance      4,115,000

         Outstanding shares held by MGD Holdings Ltd.         7,196,000

MGD Holdings has agreed for a period ending October 17, 1998 to vote all shares of IASI Common Stock held by it, from time to time, in accordance with the recommendation of the management of Alliance. MGD Holdings also has warrants to acquire an additional 5,940,000 of IASI Common Stock, which, if exercised, would make such additional shares subject to the voting trust.

         As of January 31, 1997, Mr. LoConti owns the above shares plus 1,000 shares owned by Mr. LoConti's wife, and 4,500 shares owned by Alliance Prime Associates, Inc., a corporation in which Mr. LoConti is a director and the sole shareholder. As of January 31, 1997, Mr. LoConti beneficially owns 24,706,500 of the 38,266,762 shares deemed outstanding, or 64.5%.

         On January 31, 1997, Alliance exchanged 1,370,000 shares of IASI and warrants to purchase 85,000 shares of IASI for debt securities issued by Alliance in 1993 and 1994 pursuant to the Securities Exchange Agreement, attached hereto as an Exhibit.

         ITEM 7.  Materials to be Filed as Exhibits.
         -------  ----------------------------------
Exhibit A

                  Securities Exchange Agreement, dated as of December 23, 1996, by and among London Pacific Life & Annuity Company, Berkeley Technology Investments Limited and Alliance.


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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              ALLIANCE HOLDING CORPORATION

February 5, 1997              By:     /s/ Joseph E. LoConti
                                      ------------------------------------
                                      Joseph E. LoConti,
                              Title:  Chairman of the Board and President

                              /s/Joseph E. LoConti
                              --------------------------------------------
                              Joseph E. LoConti


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